FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Financial Highlights for the period January — September 2009	2

TELEFÓNICA GROUP
Financial Highlights
•
In the first nine months of 2009 the Telefónica Group posted a solid set of results, boosted by its high diversification and its execution skills in a changing environment. This, together with an efficient management of both operating expenses and CapEx, led to a ramp up in organic[1] growth rates from revenues to operating cash flow:

•
The Company recorded a sharp rise in commercial activity in the third quarter of 2009 in its areas of operation. Of particular note were the 5.0 million wireless net adds, in line with the figure for the first half, driven by the marked improvement in Spain (2.5x the figure for the first half) and Latin America (1.2x the net adds for the first six months of the year).

•	Telefónica access base exceeded 268 million (+6.6% year-on-year), with a sharp rise in wireless (+8.9%), fixed broadband (+9.8%) and pay TV (+15.1%) accesses.

•	Revenues totalled 41,721 million euros (+0.1% in organic[1] terms) while OIBDA climbed 1.8% year-on-year in organic terms[1] to 16,647 million euros.

•	At the end of September the OIBDA margin stood at 39.9%, a 0.7 percentage point improvement in organic[1] terms.

•
Operating cash flow (OIBDA-CapEx) stood at 12,270 million euros, representing solid year-on-year growth of 10.1% in organic terms[1] thanks to the improved efficiency ratio[2], which reached 73.9% (-2.2 percentage points year-on-year).

•	The Company reiterates its financial targets for 2009 and its commitment to propose a dividend payment of 1.15 euros per share against 2009 earnings (the first payment has already been made).
•
Telefónica Latinoamérica remains the growth driver of the Group with revenues up 5.8% year-on-year in organic terms[3], ramping up to 13.5% and 31.4% in terms of OIBDA and operating cash-flow growth respectively.

•
Telefónica Europe posted solid results, reflecting the benefits of a larger scale and efficiency improvements. Revenues were up 1.4% year-on-year in organic terms[4], OIBDA advanced 4.6% and operating cash flow jumped 16.1%. Of particular note in the third quarter was the acceleration in year-on-year increase in revenues in organic terms[4], excluding the impact of lower mobile termination rates.

[1]
Assuming constant exchange rates and including the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains registered in the second quarter of 2008from the sale of Airwave and Sogecable.

[2]	Defined as last twelve months (OpEx+CapEx-Internal expenses capitalized in fixed assets)/Revenues. CapEx excludes the acquisition of spectrum and Efficiency Program at T. España.

[3]	Assuming constant exchange rates and including consolidation of Telemig in January-March 2008.

[4]	Assuming constant exchange rates and excluding the impact of capital gains registered in the second quarter of 2008 from the sale of Airwave.
January – September 2009 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
•
The businesses in Spain recorded a sharp increase in commercial activity in the third quarter of 2009, with significant improvements in all services (fixed telephony, fixed retail broadband, pay TV and wireless telephony), with a slight slowdown in the year-on-year decrease in revenues in the last three months. Initiatives taken to contain both operating expenses and CapEx helped lift revenue pressure (-6.4% year-on-year on a comparable basis5) on operating cash flow (-3.3% in comparable terms5).

•
Net income climbed 6.4% year-on-year to 5,610 million euros in the first nine months (basic earnings per share up 9.0%), excluding the impact derived from capital gains registered in 2008 from the sale of Airwave and Sogecable.

•
Reported revenues fell by 3.3% in January-September 2009, OIBDA was down 2.2% and OI slipped 2.0% while net income rose 0.3%, basically due to foreign exchange rate fluctuations. OIBDA, OI and net income were also affected by the impact derived from capital gains booked in 2008.

•	The ratio of net debt + commitments to OIBDA stood at 2.0x at the end of September, reflecting the Company’s financial strength.

[5]
Comparable basis, excluding: Universal Service: 183 million euros in revenue and 51 million euros in OIBDA in the third quarter of 2008 and 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009; sale of bad debt portfolios: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 0.5 million euros in OIBDA January-September 2009 and 73 million euros in OIBDA in the same period in 2008; revision of the estimates for the adjustment to workforce adaptation plans provided for in prior periods, which resulted in lower expenses of 90 million euros in the second quarter of 2009 and sale of applications rights: 48 million euros in revenue and OIBDA in the third quarter of 2009.

January — September 2009 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - September		% Chg
					Guidance
	2009	2008	Reported	Organic	Criteria
Revenues	41,721	43,141	(3.3)	0.1	0.3
Telefónica España (1)	14,655	15,706	(6.7)	(6.7)
Telefónica Latinoamérica	16,616	16,311	1.9	5.8
Telefónica Europe	10,055	10,691	(5.9)	1.4

OIBDA (2)(3)	16,647	17,026	(2.2)	1.8	1.9
Telefónica España (1)	7,240	7,857	(7.9)	(7.9)
Telefónica Latinoamérica	6,636	6,029	10.1	13.5
Telefónica Europe (2)	2,878	3,072	(6.3)	4.6

OIBDA margin (2)(3)	39.9%	39.5%	0.4 p.p.	0.7 p.p.
Telefónica España	49.4%	50.0%	(0.6 p.p. )	(0.6 p.p. )
Telefónica Latinoamérica	39.9%	37.0%	3.0 p.p.	2.7 p.p.
Telefónica Europe (2)	28.6%	28.7%	(0.1 p.p. )	0.9 p.p.

Operating Income (OI) (2)(3)	10,024	10,223	(2.0)	2.1
Telefónica España	5,642	6,168	(8.5)	(8.5)
Telefónica Latinoamérica	3,897	3,312	17.7	19.7
Telefónica Europe (2)	690	768	(10.1)	17.0

Net income (2)(3)	5,610	5,596	0.3
Basic earnings per share (euros) (2)(3)	1.23	1.20	2.7
Free Cash Flow per share (euros)	1.48	1.35	9.9

OpCF (OIBDA-CapEx) (2) (3)	12,270	11,621	5.6	10.1	10.3
Telefónica España (1)	6,113	6,302	(3.0)	(3.0)
Telefónica Latinoamérica	4,668	3,626	28.7	31.4
Telefónica Europe (2)	1,687	1,693	(0.3)	16.1

- Reconciliation included in the excel spreadsheets.

(1)
In comparable terms revenues of Telefónica España would decline by 6.4%, OIBDA would decrease by 8.2% and OpCF would drop 3.3%. Comparable terms exclude: Universal Service: 183 million euros in revenue and 51 million euros in OIBDA in the third quarter of 2008 and 75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009; sale of bad debt portfolios: 25 million euros in OIBDA in the first quarter of 2008; real estate capital gains: 0.5 million euros in OIBDA January-September 2009 and 73 million euros in OIBDA in the same period in 2008 and revision of the estimates for the adjustment to workforce adaptation plans provided for in prior periods, which resulted in lower expenses of 90 million euros in the second quarter of 2009 and sale of applications rights: 48 million euros in revenue and OIBDA in the third quarter of 2009.

(2)	The second quarter of 2008 includes a positive impact of 113 million euros derived from Airwave disposal. OIBDA and OI include 42 million euros from restructuring costs registered in 2009.

(3)	Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.
Notes:
- OIBDA and OI are presented before brand fees and management fees.
- OIBDA margin calculated as OIBDA over revenues.
- Starting April 2008, Vivo consolidates Telemig.
- Organic criteria: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains registered in 2008 from the sale of Airwave (€ 113 m) and Sogecable (€ 143 m).
- Guidance criteria: Full year 2008 adjusted figures for guidance exclude Sogecable capital gain (€ 143 m), the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized (€ 174 m) and includes 9 months of consolidation of Telemig in T. Latam. 2009 figures for guidance assume 2008 constant FX (average FX in 2008). In terms of guidance calculation OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. España and spectrum licenses.
January — September 2009 Results Telefónica

DISCLAIMER
This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations which refer to the intent, belief or current prospects of the customer base, estimates regarding, among others, future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements, by their nature, are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in fuller disclosure documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors, and any other person or entity that may need to take decisions, or prepare or release opinions about the securities issued by the Company, are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.
For further information please refer to the information on 2009 third quarter results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: November 12th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer